FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐              No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press release entitled “BBVA Francés” reports consolidated second quarter earnings for fiscal year 2012”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 10, 2012	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer

Buenos Aires, August 10, 2012 - BBVA Frances (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated second quarter earnings for fiscal year 2012.

Annual Highlights

•

BBVA Francés obtained net income of AR$ 330.9 million for the second quarter of 2012. Recurring earnings totaled AR$ 320.7 million, an increase of 34.8% compared to the second quarter of 2011 and 8.7% compared to the first quarter of 2012.

•	Recurring net financial income grew 54.1% in the last twelve months. Such increase was mainly due to the steady growth in the volume of intermediation with the private sector.

•

As of June 30, 2012, the private sector loan portfolio totaled AR$ 23,738.5 million, 29.1% higher compared to the same quarter in the previous year. The increase was led by growth of consumer financings and the expansion of lending to small and middle-size companies.

•	BBVA Francés continues lead the Argentine financial system in terms of asset quality ratios. As of June 30, 2012, the Bank’s non-performing ratio reached 0.71%, with a coverage level of 268.6%.

•

Total deposits grew 15% in annual terms, totaling AR$ 30,017.9 million as of June 30, 2012 Total deposits denominated in pesos, grew 28.5% in the last twelve months, whereas deposits denominated in foreign currency declined 34.6% during the same period.

•

BBVA Francés maintains adequate levels of liquidity and solvency. As of June 30, 2012 liquid assets (Cash and due from banks plus Argentine Central Bank (BCRA) bills and notes) represented 34.5% of the Bank’s total deposits. The Bank’s capital ratio reached 17.7% of weighted risk assets; with an excess of capital over the BCRA minimum regulatory requirements of AR$ 1.6 billon.

•

On July 5, 2012, the BCRA issued a new regulation, which requires that certain financial institutions to allocate a minimum amount equal to 5% of total deposits (monthly average of daily balances as of June 2012) to finance investment projects. At least 50% of such amount must be lent to micro, small and middle size companies, at an annual interest rate of 15.01% with a minimum term of 36 months.

Economic Environment

Economic activity continued its downward trend in the second quarter of 2012, as the Monthly Estimator of Economic Activity (EMAE) fell for the first time since July 2009, decreasing 0.5% compared to May 2011 and accumulating a contraction of 0.8% in 2012.

Deceleration of economic activity was also evident in the Industrial Production Index (EMI) which decreased 2.7% in annual terms during the second quarter of 2012 from a 2.3% increase in the first quarter of the year and in the Construction Activity Index (ISAC) which fell 8.8% in May and accumulated a 4.6% drop in 2012.

Inflation, as measured by the official Consumer Price Index for Greater Buenos Aires (which is used to calculate the CER index, to which some sovereign bonds are linked) increased by 2.4% in the second quarter of 2012, slightly below the 2.6% registered in the previous quarter and totaling an annual rate of growth of 9.9%

The primary fiscal surplus of the national public sector was AR $ 2,725 million in the second quarter of the year, a 55.0% reduction with respect to the same quarter of 2011. As a result, the total fiscal deficit in the first half of 2012 reached AR $ 10,634 million. This deterioration of the fiscal balance was mainly due to the 32.4% increase of total public sector spending over the 27.2% rise of total public sector revenues. Social Security benefits contributes most to the increase in fiscal expending, growing 41.7% in the first six months of 2012, while transfers to private sector showed the lowest growth rate increasing only 17.8% during the same period.

Social Security contributions was the only item on the revenues side to show an above-average increase of 31%, while tax collections increased by 25.7% in the same period.

In the external sector, the accumulated trade surplus in the second quarter of 2012 reached USD 4,368 million, 3.1% higher than that recorded in the second quarter of 2011. The performance of the trade balance is the result of total exports of USD 21.364 million (-7.8%) and total imports of USD 16.997 million (-10.2%).

In the foreign exchange market, the exchange rate (BCRA reference rate) closed at AR$ 4.5253 per U.S. dollar on June 30, 2012, increasing 3.35% compared to the previous quarter.

In the second quarter of 2012, the BCRA stock of international reserves decreased by USD 943 million to USD 46,348 million as of June 30, 2012. During the second quarter, the BCRA purchased USD 3,785 million, slightly above the purchases during the first quarter of the year.

The Badlar interest rate for private banks decreased 234 basis points in the second quarter of 2012, averaging 12.02% for the period.

Private sector loans in pesos rose 6.2% in the second quarter of 2012, while private sector deposits in pesos grew 9.9%. In contrast, private sector deposits in USD decreased by 24.2%.

The Bank

BBVA Francés maintained its solid balance structure, the best ratios in terms of asset quality and significant results in the private sector intermediation business, confirming once again the effectiveness of its implemented strategy.

Such strategy consists mainly of the continued development of the products and services the Bank’s offers designed to meet clients’ needs, focusing on the small-and medium-sized companies and retail segments, with the goal of improving its customers’ experience in every contact with the Bank.

To this end, and acknowledging the importance of the growth of small-and medium-sized companies to the development of Argentine economy, the Bank together with the “Agencia Nacional de Promoción Científica y Tecnólogica” (the Argentine National Agency for Science and Technology Development), offers financing for projects with the objective of improving the competitiveness of companies, producing goods and services through technological modernization. As a result, during the second quarter, the Bank had the highest participation in such lines of credit with terms between 3 and 5 years and with fixed interest rates between 10% and 12%.

The Bank’s specialized agribusiness segment participated in 11 national events, including Agroactiva, where it promoted the main short-and medium-term loan products available for the sector, as well as a wide range of agro-insurance services. Furthermore it announced the new benefits of the Agro BBVA Francés Lanpass credit card, including the various commercial agreements at 0% rate for the 2012-2013 campaign. In addition, the Bank also showed a wide range of special agreements to buy machinery, a special leasing Amarok line with a preferential interest rate, and invitations to participate in the Agro Entrepreneur Award prize. Registration is currently open for entrepreneurs all around the country to participate in the 23rd edition of the 2012 award; and will be open until August 10, 2012.

In foreign trade, with the aim of continuing to offer the best advisory services, and given the recent regulatory changes on imports and exports, the Bank held free, training seminars and workshops for clients, and non- clients, allowing it to strengthen relationships with them.

In the retail segment, BBVA Francés gave new impetus to its loyalty plan in the high income segment, by organizing sports, cultural and entertainment VIP events. In addition, it continues to add important benefits to its established promotions and discounts through strategic alliances: with Lan, T4F and Frávega, focusing on clients’ new needs and offering quick and easy solutions. During the quarter, the Bank’s clients had access to exclusive pre-sell and discounts for international shows, such as the upcoming presentations of Cirque du Soleil and Madonna.

BBVA Francés launched the new digital platform in order to provide easier, faster and more secure services to its clients. The new service allows customers all-time on line access to their accounts, including statements and credit card information through the Francés net.

During the second quarter of 2012, at the “1° Sesión de la Cátedra Abierta de Responsabilidad Social y Ciudadana” (1st Session of the Social Responsibility and Citizen Master Class), held by “El Foro Ecuménico Social, the Bank presented the BBVA Francés Social Commitment, with consists of an important investment focused on environmental programs, economic stimulus for agribusiness entrepreneurs and the BBVA Francés scholarship program.

BBVA Francés also continuous it efforts to reduce school absenteeism and dropout rates, encourage integral formation of young people, improve academic achievement, support families in the education process and promote the fundamental education and personal responsibility values. To this end, the BBVA Francés Scholarships Program entered into a strategic commitment with Boca Social to grant 25 scholarships in the La Boca neighborhood; Boca Social will solicit other potential benefactors to add more scholarships and advertise the initiative in Argentina and outside the country. This initiative is added to the overall BBVA Francés Scholarships Program, which offers 1,200 scholarships across the country.

Through those actions, BBVA Francés, not only aspires to be a leader in business growth, but to fulfill its goal of being a Bank of people for people, bringing it closer to the customers, shareholders and society through its principal asset: its employees.

Presentation of Financial Information

•	Foreign currency balances as of June 30, 2012 have been translated into pesos at the reference exchange rate published by the BCRA at such date ($ 4.5253/ US$).

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group – BBVA Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

•

Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)		Quarter ended		r% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Net Financial Income	916,735	777,899	523,108	17.8%	75.2%
Provision for loan losses	(18,434)	(58,881)	8,621	-68.7%	-313.8%
Net income from services	437,969	417,191	343,160	5.0%	27.6%
Administrative expenses	(720,297)	(687,280)	(535,616)	4.8%	34.5%
Operating income	615,973	448,929	339,273	37.2%	81.6%
Income (Loss) from equity investments	17,524	11,246	38,459	55.8%	-54.4%
Income (Loss) from Minority interest	(9,601)	(7,108)	(4,358)	35.1%	120.3%
Other Income/Expenses	(82,885)	42,500	22,177	-295.0%	-473.7%
Income tax and Minimum Presumed Tax	(210,158)	(255,049)	(198,547)	-17.6%	5.8%
Net income for the period	330,853	240,518	197,004	37.6%	67.9%
Net income per share (2)	0.62	0.45	0.37	37.6%	67.8%
Net income per ADS (3)	1.85	1.35	1.10	37.6%	67.8%

(1)	Exchange rate: AR$ 4.5253 Ps = 1 USD
(2)	Assumes 536,877,850 ordinary shares outstanding at 06/30/2012 and 03/31/2012 and 536,361,306 shares outstanding at 06/30/2011
(3)	Each ADS represents three ordinary shares

BBVA Francés total net income as of June 30, 2012 totaled AR$ 330.9 million. Such result includes non-recurring effects originated mainly by the variations in public bond valuations.

In order to standardize the comparison with previous quarters, the analysis of the variations is made in terms of recurring results.

Condensed Income Statement PROFORMA	Quarter ended	Quarter ended	Quarter ended	r% quarter ended 03/31/12 vs quarter ended
in thousands of pesos	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Net Financial Income	909,165	798,857	589,853	13.8%	54.1%
Provision for loan losses	(18,434)	(58,881)	8,621	-68.7%	-313.8%
Net income from services	437,969	417,191	343,160	5.0%	27.6%
Administrative expenses	(720,297)	(687,280)	(535,616)	4.8%	34.5%
Operating income	608,403	469,887	406,018	29.5%	49.8%
Income (Loss) from equity investments	17,524	8,483	38,459	106.6%	-54.4%
Income (Loss) from Minority interest	(9,601)	(7,108)	(4,358)	35.1%	120.3%
Other Income/Expenses	(82,885)	5,881	22,177	-1509.3%	-473.7%
Income tax and Minimum Presumed Tax	(212,741)	(182,056)	(224,450)	16.9%	-5.2%
Net income for the period	320,700	295,087	237,846	8.7%	34.8%

As of June 30, 2012, BBVA Francés had recurring net income of AR$ 320.7 million, an increase of 34.8% compared to June 30, 2011 and 8.7% compared to the first quarter of 2012.

The increase in net financial income, 54.1% and 13.8% compared to the same quarter of 2011 and to the previous quarter, respectively, was due to significant growth in the volume of intermediation with the private business sector and in the private spread.

In accordance with the Bank’s internal provisioning policy and the results of the analysis of the variables of such policy, the Bank made an adjustment to cyclical provisions in April 2012, which resulted in a 68.7%

decrease in the line item provisions for loan losses during the second quarter.

Net income from services grew 27.6% in the last twelve months and 5% compared to the previous quarter.

Administrative expenses also increased 34.5% compared to the same quarter of 2011 and 4.8% compared to the first quarter of 2012.

It is important to emphasize that, as of June 30, 2011, the line item Income/Loss from Equity Investments included the gains generated by the sale of Consolidar Seguros de Retiro S.A.

Other/income expenses registered a loss during the quarter, mainly due to higher charges on provisions for other contingencies and by the impact of the new salary agreement signed with the labor union over unused vacation days and the adjustment of seniority bonus awards.

Main figures		Quarter ended		r% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Return on Average Assets (1)	3.3%	2.4%	2.4%	36.7%	38.4%
Return on Average Shareholders’ Equity	31.0%	24.1%	25.0%	28.4%	23.7%
Net fee Income as a % of Recurrent Operating Income	32.5%	34.3%	36.8%	-5.2%	-11.6%
Net fee Income as a % of Administrative Expenses	60.8%	60.7%	64.1%	0.2%	-5.1%
Adm. Expenses as a % of Recurrent Operating Income (2)	53.5%	56.5%	57.4%	-5.4%	-6.9%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net financial income showed significant increases of 75.2% and 17.8% compared to the same quarter of 2011 and to the previous quarter, respectively.

Net income from intermediation with the private sector increased 81.9% compared to the same quarter of 2011 and 19.7% compared to the first quarter of 2012, mainly due to an increase in business volume of 20.5% in annual terms, together with improvement in the spreads. Such items were the main pillars of the steady growth in net income

Net financial income includes the non-recurring income originated by variations of public securities.

Net financial income	Quarter ended			r% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Net financial income	916,735	777,899	523,108	17.8%	75.2%
Net income from financial intermediation	596,770	498,608	328,114	19.7%	81.9%
CER adjustment	33,110	32,096	30,980	3.2%	6.9%
Income from securities and short term investments	158,648	148,582	65,648	6.8%	141.7%
Interest on Government guaranteed loans	1,598	1,014	12,919	57.6%	-87.6%
Foreign exchange difference	49,746	44,102	54,564	12.8%	-8.8%
Others	76,863	53,497	30,883	43.7%	148.9%

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

The price variation of such portfolio totaled a gain of AR$ 7.6 million during the quarter, whereas in the previous quarter and in the second quarter of 2011, it registered losses of AR$ 20.9 million and AR$ 66.7 million, respectively.

Income from securities and short-term investments	Quarter ended			Δ% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Income from securities and short-term investments	158,648	148,582	65,648	6.8%	141.7%
Holdings booked at fair value	56,160	44,625	(4,985)	25.8%	-1226.5%
Bills and Notes from the Central Bank	105,724	105,246	70,159	0.5%	50.7%
Other fixed income securities	(3,236)	(1,289)	474	151.0%	-782.7%
CER adjustment	33,152	32,144	31,022	3.1%	6.9%

Net Income from Services

Net Income from services grew 27.6% and 5.0% compared to the same quarter of the previous year and to the first quarter of 2012, respectively.

Service charge income grew in both annual and quarterly terms by 28.4% and 8.6%, respectively. Such increase was driven mainly by: higher consumption in credit cards,

higher level of activity in deposits accounts and higher insurance sales.

Service charge expenses grew mainly due to the increase in promotions related to the LANPASS kilometers program and other promotions.

Net income from services	Quarter ended			Δ% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Net income from services	437,969	417,191	343,160	5.0%	27.6%
Service charge income	593,947	546,788	462,569	8.6%	28.4%
Service charges on deposits accounts	141,596	135,810	115,638	4.3%	22.4%
Credit cards and operations	213,034	187,918	150,386	13.4%	41.7%
Insurance	62,160	56,413	45,044	10.2%	38.0%
Capital markets and securities activities	4,906	1,789	6,495	174.2%	-24.5%
Fees related to foreign trade	18,108	18,473	20,330	-2.0%	-10.9%
Other fees	154,142	146,385	124,676	5.3%	23.6%
Services Charge expense	(155,978)	(129,597)	(119,409)	20.4%	30.6%

Administrative Expenses

Administrative expenses increased 34.5% during the last twelve months and 4.8% in the second quarter of 2012.

Personnel expenses increased 43.1% in annual terms. It is important to mention that the merger with Consolidar Comercializadors closed on July 2011; as a result there is a change in the basis of comparison. Such increase also reflects the salary increases agreed with the labor union.

General expenses increased 23.8% in the last twelve months, mainly due to higher tax charges and higher service tariffs (removal of subsidies), together with charges directly related to the higher activity level.

During the second quarter of 2012, personnel expenses remained at a similar level to that of the previous quarter; however general expenses increased. The principal variations are on electricity, communications and transportation via armored money carriers, as consequence of increased consumption. Advertisement expenses and taxes, also increased for seasonal reasons.

As of June 30, 2012, the Bank and its subsidiaries had 5,109 –employees. The branch office network totaled 270 offices, including 243 consumer branch offices and 27 branch offices specializing in the middle-market segment. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 10 in-company branches and 2 point of sale outlets, 656 ATMs and 697 quick deposit boxes (“QDBs”).

Administrative expenses	Quarter ended			Δ% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Administrative expenses	(720,297)	(687,280)	(535,616)	4.8%	34.5%
Personnel expenses	(423,336)	(409,397)	(295,747)	3.4%	43.1%
Electricity and Communications	(14,981)	(13,495)	(9,941)	11.0%	50.7%
Advertising and Promotion	(28,444)	(25,364)	(29,830)	12.1%	-4.6%
Honoraries	(10,794)	(9,732)	(8,814)	10.9%	22.5%
Taxes	(56,888)	(50,034)	(49,861)	13.7%	14.1%
Organization and development expenses	(9,623)	(8,737)	(6,930)	10.1%	38.9%
Amortizations	(19,503)	(18,408)	(15,844)	5.9%	23.1%
Other	(156,728)	(152,113)	(118,649)	3.0%	32.1%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 82.9 million during the second quarter of 2012.

Such loss was mainly due to higher charges in provisions for other contingencies, in addition to the impact of the new salary increase on the stock of unused vacations days, the adjustment of benefits due to employees for years of service and pre-paid healthcare expenses.

It is important to mention that the previous quarter included a gain corresponding to the sale of the building located at 169 Independencia Street, Ciudad Autónoma de Buenos Aires.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated.

During the second quarter 2012, a gain of 17.5 million was recorded, mainly due to the Bank’s stake in Rombo Compañia Financiera and in Interbanking.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s national treasury maintained a similar level than the previous quarter. However compared to the same quarter of 2011; it decreased 27.7%, mainly due to the sale of part of the portfolio and lower valuations.

The Bank’s portfolio of BCRA bills and notes increased 13.7% during the second quarter of 2012 and 79.3% in the last twelve months.

As of June 30, 2012, public sector national treasury assets represented 5.0% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 9.1% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trusts, as well as, BCRA’s bills and notes.

Exposure to the Public Sector	Quarter ended			r% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Public Sector - National Government	1,973,906	2,010,948	2,728,670	-1.8%	-27.7%
Loans to the Federal government & Provinces	32,021	39,314	121,492	-18.6%	-73.6%
Total bond portfolio	1,769,283	1,799,032	2,441,048	-1.7%	-27.5%
Holdings book at fair value	1,744,902	1,778,587	2,424,085	-1.9%	-28.0%
Holdings book at amortized cost	164	164	170	0.0%	-3.5%
Allowances	(186)	(186)	(190)	0.0%	-2.1%
Bills and Notes from Central Bank	3,994,977	3,966,280	2,376,293	0.7%	68.1%
Own portfolio	3,594,504	3,160,919	2,004,357	13.7%	79.3%
Reverse repow /Central Bank	(400,473)	(805,361)	(371,936)	-50.3%	7.7%
Total exposure to the Public Sector	5,968,883	5,977,228	5,104,963	-0.1%	16.9%
Total exposure to the Public Sector without repos	5,568,410	5,171,867	4,733,027	7.7%	17.7%

Loan Portfolio

The private sector loan portfolio totaled AR$ 23.8 billion, as of June 30, 2012, increasing 29.1% in the last twelve months and 2.5% in the last quarter.

Consumer financing as well as for small-and medium size- companies led such expansion, growing in annual terms AR$ 2.8 million (35%) and AR$ 1.1 million (25%), respectively. In addition, the corporate portfolio registered an outstanding performance in the same period, increasing AR$ 1.5 million (24%).

Growth in the small-and medium-size companies segment was based on the increase in the financial loans, leasing and discounted notes, which offset the decrease in loans to finance foreign trade operations.

Growth in the retail segment was due to personal loans, credit cards and car loans. Finally, the increase in the corporate portfolio reflected higher advances and other loans.

Compared to the previous quarter, consumer financing through growth in credit cards, personal loans, and card loans showed a significant increase.

The commercial portfolio, for both small-and medium-size companies, as well as the corporate segment, maintained similar levels, with increased advances, and discounted notes, partially offsetting a decrease in loans to finance foreign trade operations.

Net loans	Quarter ended			r% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Private & Financial sector loans	23,738,521	23,154,552	18,386,111	2.5%	29.1%
Advances	3,933,575	3,419,991	2,884,498	15.0%	36.4%
Discounted and purchased notes	3,540,496	3,090,667	2,452,570	14.6%	44.4%
Consumer Mortgages	705,128	725,049	844,538	-2.7%	-16.5%
Car secured loans	1,964,630	1,840,775	1,171,505	6.7%	67.7%
Personal loans	4,177,846	3,951,312	3,014,398	5.7%	38.6%
Credit cards	3,773,470	3,501,314	2,877,488	7.8%	31.1%
Loans to financial sector	1,122,126	1,003,355	688,227	11.8%	63.0%
Other loans	4,536,017	5,723,216	4,638,296	-20.7%	-2.2%
Unaccrued interest	(55,622)	(77,541)	(34,275)	-28.3%	62.3%
Adjustment and accrued interest & exchange differences receivable	503,844	456,015	240,686	10.5%	109.3%
Less: Allowance for loan losses	(462,989)	(479,601)	(391,820)	-3.5%	18.2%
Loans to public sector	32,021	39,314	121,492	-18.6%	-73.6%
Loans to public sector	8,571	17,283	41,509	-50.4%	-79.4%
Adjustment and accrued interest & exchange differences receivable	23,450	22,031	79,983	6.4%	-70.7%
Net total loans	23,770,542	23,193,866	18,507,603	2.5%	28.4%

Asset Quality

As of June 30, 2012, the asset quality ratio (non-performing loans/total loans) was 0.71%, while the coverage ratio (provisions/non-performing loans) reached 268.8%.

The loan portfolio showed signs of deterioration compared to the second quarter of 2011 and to the first quarter of 2012. However, BBVA Francés continuous to be a leader in the sector in terms of asset quality.

Asset quality ratios	Quarter ended			r% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Non-performing loans (1)	172,369	136,202	91,842	26.6%	87.7%
Allowance for loan losses	(462,989)	(479,601)	(391,820)	-3.5%	18.2%
Non-performing loans/net total loans	0.71%	0.58%	0.49%	23.6%	46.4%
Non-performing private loans/net private loans	0.71%	0.58%	0.49%	23.6%	45.6%
Allowance for loan losses/non-performing loans	268.60%	352.12%	426.62%	-23.7%	-37.0%
Allowance for loan losses/net total loans	1.91%	2.47%	2.07%	-22.8%	-7.8%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

As previously mentioned, an adjustment resulting in a decrease was made to cyclical provisions during the quarter.

Evolution of provisions	Quarter ended			r% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Balance at the beginning of the quarter	483,098	448,742	425,077	7.7%	13.6%
Increase / decrease	18,434	58,881	(8,621)	-68.7%	-313.8%
Provision increase / decrease - Exchange rate difference	1,400	911	621	53.7%	-125.4%
Decrease	(36,409)	(25,436)	(21,017)	43.1%	73.2%
Balance at the end of the quarter	466,523	483,098	396,060	-3.4%	17.8%

Deposits

Total deposits reached AR$ 30.0 billion as of June 30, 2012, an increase of 15% in annual terms, and maintained a similar level compared to the first quarter of 2012.

In the last twelve months, both sight accounts as well as time deposits registered growth, increasing 28.5% and 12.3%, respectively.

Sight accounts grew 7.9% compared to the previous quarter, whereas time deposits fell by 4.2% mainly due to a decline in foreign currency deposits.

Currency deposits denominated in pesos increased 28.3% in the last twelve months and 7.8% in the last quarter.

Deposits denominated in foreign currency fell 34.6% and 30.4% compared to the same quarter of 2011 and to the previous quarter, respectively.

At June 30, 2012 deposits denominated in foreign currency reached AR$ 3.7 billion (equivalent to US$ 0.8 billion), representing only 12.2% of the Bank’s total deposits.

Total deposits	Quarter ended			r% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Total deposits	30,017,872	29,691,499	26,107,143	1.1%	15.0%
Current accounts	8,369,667	7,260,198	6,206,011	15.3%	34.9%
Peso denominated	8,366,575	7,241,118	6,199,094	15.5%	35.0%
Foreign currency	3,092	19,080	6,917	-83.8%	-55.3%
Saving accounts	9,136,299	9,437,885	8,831,035	-3.2%	3.5%
Peso denominated	6,912,868	6,183,424	5,349,607	11.8%	29.2%
Foreign currency	2,223,431	3,254,461	3,481,428	-31.7%	-36.1%
Time deposits	11,736,105	12,255,761	10,450,636	-4.2%	12.3%
Peso denominated	10,548,663	10,509,097	8,588,008	0.4%	22.8%
CER adjusted time deposits	1,052	997	721	5.5%	45.9%
Foreign currency	1,186,390	1,745,667	1,861,907	-32.0%	-36.3%
Investment Accounts	143,864	181,568	83,107	-20.8%	73.1%
Peso denominated	143,864	181,568	83,107	-20.8%	73.1%
Other	631,937	556,087	536,354	13.6%	17.8%
Peso denominated	392,538	330,149	304,018	18.9%	29.1%
Foreign currency	239,399	225,938	232,336	6.0%	3.0%
Rescheduled deposits + CEDROS (*)	31,665	34,989	45,027	-9.5%	-29.7%
Peso denominated	31,665	34,989	45,027	-9.5%	-29.7%
Total deposits + Rescheduled deposits & CEDROS	30,049,537	29,726,488	26,152,170	1.1%	14.9%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

Other funding sources totaled AR$ 1.5 billion as of June 30, 2012, an increased compared to the same quarter of 2011 and to the previous quarter. Such growth was due to the issuances of negotiable obligations by both the Bank and PSA Finance together with higher financing lines from other banks.

In August 2011, PSA Finance issued its Series 3 Notes for AR$ 70 million, maturing on August 2013. Then, it issued its Series 5 Notes for AR$70 million, maturing in 18 months and its Series 6 Notes for AR$ 30 million, maturing in 9 months.

In addition, in January 2012, BBVA Francés issued its second series of negotiable obligations, which achieved a high level of demand and allowed the expansion of the original amount, to AR$ 148.9 million.

45.3% of the balances shown in the table below were denominated in foreign-currency at the end of the second quarter of 2012.

Other funding sources	Quarter ended			r% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Lines from other banks	866,984	754,368	479,784	14.9%	80.7%
Senior Bonds	624,093	534,093	60,000	16.9%	940.2%
Other banking liabilities	1,491,077	1,288,461	539,784	15.7%	176.2%
Subordinated Debt	—	—	—	—	—
Total other funding sources	1,491,077	1,288,461	539,784	15.7%	176.2%

Capitalization

As of June 30, 2012, the Bank’s total shareholders’ equity totaled AR$ 4.4 billion, while the excess over BCRA Minimum Capital Requirements was AR$ 1.6 billon. On the same date, the capital ratio reached 17.7% of assets adjusted to risk.

It should be noted that 516,544 ordinary shares were issued as part of the Consolidar Comercializadora merger in September 2011.

Capitalization	Quarter ended			r% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Capital Stock	536,878	536,878	536,361	0.0%	0.1%
Issuance premiums	182,511	182,511	175,132	0.0%	4.2%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,024,472	0.0%	0.8%
Reserves on Profits	2,835,889	2,835,889	1,042,021	0.0%	172.2%
Unappropriated retained earnings	571,371	240,518	1,180,777	137.6%	-51.6%
Unrealized valuation difference	—	—	—	—	—
Total stockholders’ equity	4,439,628	4,108,775	3,247,270	8.1%	36.7%

Central Bank Requirements	Quarter ended			% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Central Bank Minimum Capital Requirements	2,873,914	2,583,744	2,302,436	11.2%	24.8%
Central Bank Minimum Capital Requirements (a,b)	2,776,111	2,414,496	2,075,779	15.0%	33.7%
Market Risk	—	58,150	130,972	-100.0%	-100.0%
Increase in capital requirements related to custody	97,803	111,098	95,685	-12.0%	2.2%

a) Central Bank Minimum Capital Requirements	2,776,111	2,414,496	2,075,779	15.0%	33.7%
Allocated to Asset at Risk	1,859,838	1,873,357	1,539,969	-0.7%	20.8%
Allocated to Immobilized Assets	143,766	160,426	106,644	-10.4%	34.8%
Interest Rate Risk	328,323	313,444	251,499	4.7%	30.5%
Loans to Public Sector and Securities in Investment	69,790	67,269	177,667	3.7%	-60.7%
Market Risk	70,563	—	—	—	—
Operational Risk	303,831	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	400,000	444,391	400,000	-10.0%	0.0%
5% of the securities in custody and book-entry notes	400,000	444,391	400,000	-10.0%	0.0%

Bank Capital Calculated under Central Bank Rules	4,514,101	4,206,896	3,314,189	7.3%	36.2%
Core Capital	3,868,256	3,868,256	2,854,784	0.0%	35.5%
Minority Interest	205,899	181,773	143,963	13.3%	43.0%
Supplemental Capital	542,754	253,641	398,699	114.0%	36.1%
Deductions	(102,808)	(96,774)	(83,257)	6.2%	23.5%

Excess over Required Capital	1,640,187	1,623,152	1,011,753	1.0%	62.1%
Capital Ratio (Central Bank rules)	17.7%	16.3%	14.3%	8.6%	23.4%
Excess over Required Capital as a % of Shareholders’ Equity	36.9%	39.5%	31.2%	-6.5%	18.6%

Additional Information

	Quarter ended			r% quarter ended 06/30/12 vs quarter ended
(in thousands of pesos except percentages)	06-30-12	03-31-12	06-30-11	03-31-12	06-30-11
Exchange rate	4.53	4.38	4.11	3.4%	10.1%
Quarterly CER adjustment	2.59%	2.48%	2.43%	4.3%	6.3%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call	Contacts

A conference call to discuss second quarter earnings will be held on Friday, August 10, 2012, at 11:30 am New York time – 12.30 pm Buenos Aires time. If you are interested in participating, please dial (888) 481-2849 within the U.S. or +1 (719) 325-2465 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 2404061.

For digital replay dial (888 203 1112 or +1 (719) 457-0820

Confirmation code: 2404061

Vanesa Bories Investor Relations (5411) 4346-4000 int. 11622 vbories@bbvafrances.com.ar Cecilia Acuña Investor Relations (5411) 4341-5036 cecilia.acuna@bbvafrances.com.ar

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar	Paula Bennati Investor Relations (5411) 4348-0000 int. 25917 paula.bennati@bbvafrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	06-30-12	03-31-12	12-31-11	06-30-11
Cash and due from banks	6,363,409	6,687,672	6,353,392	6,973,953
Government and Private Securities	5,760,412	5,764,513	5,547,755	4,815,348
Holdings booked at fair value	1,744,902	1,778,587	2,081,053	2,424,085
Holdings booked at amortized cost	164	164	164	170
Trading account (listed securities)	—	—	—	—
Available for sale	—	—	—	—
Reverse repo w/Central Bank	—	—	—	371,936
Unlisted	—	—	—	—
Listed Private Securities	20,555	19,668	18,750	14,990
Bills and Notes from the Central Bank	3,994,977	3,966,280	3,447,972	2,004,357
Less: Allowances	(186)	(186)	(184)	(190)
Loans	23,770,542	23,193,866	22,875,887	18,507,603
Loans to the private & financial sector	23,738,521	23,154,552	22,829,860	18,386,111
Advances	3,933,575	3,419,991	2,881,498	2,884,498
Discounted and purchased notes	3,540,496	3,090,667	3,412,091	2,452,570
Secured with mortgages	705,128	725,049	915,156	844,538
Car secured loans	1,964,630	1,840,775	1,651,776	1,171,505
Personal loans	4,177,846	3,951,312	3,761,698	3,014,398
Credit cards	3,773,470	3,501,314	3,448,437	2,877,488
Loans to financial sector	1,122,126	1,003,355	1,045,641	688,227
Other loans	4,536,017	5,723,216	5,829,606	4,638,296
Less: Unaccrued interest	(55,622)	(77,541)	(89,332)	(34,275)
Plus: Interest & FX differences receivable	503,844	456,015	418,262	240,686
Less: Allowance for loan losses	(462,989)	(479,601)	(444,973)	(391,820)
Public Sector loans	32,021	39,314	46,027	121,492
Principal	8,571	17,283	25,045	41,509
Plus: Interest & FX differences receivable	23,450	22,031	20,982	79,983
Other banking receivables	1,161,129	1,683,754	1,948,285	874,172
Repurchase agreements	400,769	848,100	1,077,218	334,826
Unlisted private securities	3,663	613	13,424	1,684
Unlisted Private securities : Trustees	—	—	—	119
Other banking receivables	760,231	838,538	861,412	541,783
Less: provisions	(3,534)	(3,497)	(3,769)	(4,240)
Investments in other companies	126,097	115,682	137,222	127,447
Intangible assets	95,619	88,642	80,978	76,303
Organization and development charges	95,619	88,642	80,978	76,303
Other assets	2,211,690	2,147,013	2,037,488	1,659,409
Total Assets	39,488,898	39,681,142	38,981,007	33,034,235
Deposits	30,049,537	29,726,488	29,255,768	26,152,170
Current accounts	8,369,667	7,260,198	6,755,406	6,206,011
Saving accounts	9,136,299	9,437,885	9,489,761	8,831,035
Time deposits	11,736,105	12,255,761	12,234,070	10,450,636
Investment Accounts	143,864	181,568	220,527	83,107
Rescheduled deposits CEDROS	31,665	34,989	38,285	45,027
Other deposits	631,937	556,087	517,719	536,354
Other banking Liabilities	3,483,361	4,176,342	4,268,328	2,517,333
Other provisions	489,715	403,699	395,000	354,527
Other contingencies	489,248	403,235	394,533	354,089
Guarantees	467	464	467	438
Other liabilities	935,564	1,185,976	1,120,901	700,043
Minority interest	91,093	79,862	72,753	62,892
Total Liabilities	35,049,270	35,572,367	35,112,750	29,786,965
Total Stockholders’ equity	4,439,628	4,108,775	3,868,257	3,247,270
Total liabilities + stockholders’ equity	39,488,898	39,681,142	38,981,007	33,034,235

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	06-30-12	03-31-12	12-31-11	06-30-11
Financial income	1,360,177	1,291,879	1,463,154	803,607
Interest on Cash and Due from Banks	—	—	—	1
Interest on Loans Granted to the Financial Sector	59,534	57,392	50,793	26,529
Interest on Overdraft	149,897	152,667	136,402	88,666
Interest on Discounted and purchased notes	114,702	134,566	118,987	62,145
Interest on Mortgages	28,404	30,337	34,447	30,119
Interest on Car Secured Loans	95,012	82,829	65,858	41,132
Interest on Credit Card Loans	156,795	140,697	111,347	84,215
Interest on Financial Leases	38,740	38,191	36,045	26,186
Interest on Other Loans	388,472	364,656	349,223	241,830
From Other Banking receivables	8,297	9,777	10,542	7,775
Interest on Government Guaranteed Loans Decree 1387/01	1,598	1,014	6,218	12,919
Income from Securities and Short Term Investments	158,648	148,582	381,062	65,648
Net Income from options	(766)	1,021	454	(552)
CER	33,152	32,144	27,837	31,022
Foreign exchange difference	49,746	44,102	51,336	54,564
Other	77,946	53,904	82,603	31,408
Financial expenses	-443,442	-513,980	-487,330	(280,499)
Interest on Current Account Deposits	—	—	—	(3)
Interest on Saving Account Deposits	(2,661)	(2,866)	(2,755)	(2,114)
Interest on Time Deposits	(321,882)	(397,379)	(380,253)	(219,572)
Interest on Other Banking Liabilities	(38,221)	(38,377)	(32,707)	(10,728)
Other interests (includes Central Bank)	(490)	(3,273)	(2,480)	(332)
CER	(42)	(48)	(39)	(42)
Bank Deposit Guarantee Insurance system mandatory contributions	(13,003)	(12,684)	(12,410)	(10,594)
Mandatory contributions and taxes on interest income	(66,826)	(57,925)	(52,488)	(37,141)
Other	(317)	(1,428)	(4,198)	27
Net financial income	916,735	777,899	975,824	523,108
Provision for loan losses	(18,434)	(58,881)	(40,197)	8,621
Income from services, net of other operating expenses	437,969	417,191	402,072	343,160
Administrative expenses	(720,297)	(687,280)	(651,417)	(535,616)
Income (loss) from equity investments	17,524	11,246	4,605	38,459
Net Other income	(82,885)	42,500	(10,476)	22,177
Income (loss) from minority interest	(9,601)	(7,108)	(5,868)	(4,358)
Income before tax	541,011	495,567	674,543	395,551
Income tax	(210,158)	(255,049)	(176,161)	(198,547)
Net income	330,853	240,518	498,382	197,004

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	06-30-12	03-31-12	12-31-11	06-30-11
Cash and due from banks	6,363,464	6,688,000	6,353,428	6,974,023
Government Securities	5,800,575	5,810,018	5,565,029	4,821,760
Loans	23,812,541	23,234,238	22,875,885	18,507,603
Other Banking Receivables	1,161,129	1,683,754	1,948,285	874,172
Assets Subject to Financial Leasing	913,071	898,920	907,087	671,094
Investments in other companies	115,722	104,654	126,288	113,001
Other assets	1,426,097	1,367,744	1,229,643	1,081,111
Total Assets	39,592,599	39,787,328	39,005,645	33,042,764
Deposits	30,049,449	29,715,490	29,165,704	26,066,775
Other banking liabilities	3,484,725	4,177,340	4,268,519	2,517,333
Minority interest	99,970	89,299	82,109	75,253
Other liabilities	1,518,827	1,696,424	1,621,056	1,136,133
Total Liabilities	35,152,971	35,678,553	35,137,388	29,795,494
Total Stockholders’ Equity	4,439,628	4,108,775	3,868,257	3,247,270
Stockholders’ Equity + Liabilities	39,592,599	39,787,328	39,005,645	33,042,764

Net Income

	06-30-12	03-31-12	12-31-11	06-30-11
Net Financial Income	919,984	781,916	982,859	378,530
Provision for loan losses	(18,434)	(58,881)	(40,197)	8,621
Net Income from Services	437,969	417,191	402,072	343,225
Administrative expenses	(726,522)	(692,538)	(666,116)	(544,513)
Net Other Income	(63,472)	55,595	(1,279)	193,515
Income Before Tax	549,525	503,283	677,339	379,378
Income Tax	(209,631)	(255,576)	(176,337)	(198,825)
Net income	339,894	247,707	501,002	180,553
Minoritary Interest	(9,041)	(7,189)	(2,620)	16,451
Net income for Quarter	330,853	240,518	498,382	197,004